Nippon Yusen Kabushiki Kaisha
3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan

[redacted]

February 25, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628

Re: Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (File No: 82-34960)

We, NYK Line, File Number 82-34960, hereby submit this letter to notify your office of our intention to electronically publish our documents for the purposes of complying with Rule 12g3-2(b). All such documents will be published on the following URL address:

http://www.nyk.com/english/

Please let us know if you have any questions.

Thank you.

Mr. TAKASHI DOMYO
Title : Manger of Investor Relations
Division: Investor Relations